March 29, 2019

VIA EDGAR

United States Securities and Exchange Commission

Re:	First Majestic Silver Corp. (the “Company”)
Annual Report on Form 40-F
Consent of Greg Kulla

This letter is provided in connection with the Company's Annual Report on Form 40-F for the year ended December 31, 2018 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2018.

I, Greg Kulla, P. Geo., Vice President of First Majestic Silver Corp. hereby consent to the use of my name, in the Annual Report and in the Registration Statement on Form F-10 (File No. 333-227855) of the Company (the "Registration Statement"), in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”):

  “Technical Report for the La Guitarra Silver Mine, Temascaltepec, Mexico” dated 15 March 2015 (the “Technical Report”).

and to the use of those portions of the Technical Report that I am responsible for preparing, in the Annual Report, and in connection with reference to my involvement in the preparation of information relating to the Company’s mineral properties in the Annual Report and Registration Statement, and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report and Registration Statement.

Yours truly,

“signed”
Greg Kulla, P. Geo.